December 22, 2009

TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Toronto Stock Exchange

Dear Sirs/Mesdames:

RE:	Meeting of the shareholders of Yukon-Nevada Gold Corp.
to be held on January 12, 2010 (the "Meeting")

I, Shaun Heinrichs, the Chief Financial Officer of Yukon-Nevada Gold Corp. hereby certify that:

(a)

arrangements have been made to have proxy related materials for the Meeting sent in compliance with National Instrument 54-1 01 (the "Instrument"), to all beneficial owners at least 21 days before the date fixed for the Meeting;

(b)	arrangements have been made to carry out all of the requirements of the Instrument in addition to those described in subparagraph (a) and

(c)	Yukon-Nevada Gold Corp. is relying on section 2.20 of the Instrument to abridge the time prescribed in subsection 2.5(1) of the Instrument.

Yukon-Nevada Gold Corp.

“Shaun Heinrichs”

Per:    Shaun Heinrichs
           Chief Financial Officer

490 - 688 West Hastings Street, Vancouver, B.C. V6B 1P1	tel: (604) 688 9427 fax: (604) 688 9426 e-mail: yngc@yngc.ca